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                                                                     EXHIBIT 4.3

Mr Ravi Subrarnanian, Chairman
Silverline Technologies Ltd
53 Knightsbridge Road
Piscataway
NJ 08854
                                                                5th January 2001

Dear Mr Subramanian,

It is my pleasure to inform you that HSBC Bank USA (the "Bank") is willing to make available to Silverline Technologies Inc. (the "Borrower") an uncommitted Advised Line of Credit totaling USD40,000,000 (of which USD30,000,000 will be provided by HSBC Bank USA), and also a facility for entering into interest-rate swap arrangements with maximum weighted cash risk determined by the Bank of USD1,000,000. Availability of all lines is at the discretion of the Bank and subject to the fulfillment of the terms and conditions listed on the attached Summary of Terms and Conditions.

In particular, credit availability is subject to the receipt of satisfactory current financial and other information relating to the Borrower. This information shall be furnished to, or requested by, the Bank from time to time as described below. The line of credit may be used for Loan Advances and Standby Letters of Credit, in accordance with the attached Summary of Terms and Conditions.

Loan Advances and Standby Letters of Credit under the line of credit will be made at our discretion from time to time and all Loan Advances and Standby Letters of Credit are repayable according to the Bank's standard form of Promissory Note, Continuing Letter of Credit Agreement, Continuing Acceptance Credit Agreement and/or such other documentation required by the Bank which is satisfactory in form and substance to the Bank's counsel. Either party may terminate this line with respect to future extensions of credit at any time upon notice to the other party.

In the event of termination by any party your obligations under the promissory note(s), Letters of Credit or Bankers Acceptances shall remain in force until the outstanding balance is paid in full. Unless the line is terminated, we will fully review the credit basis for this non-contractual line at least annually upon submission of appropriate financial information.

This line is scheduled to be reviewed by 31 Jan 2002. The line will automatically expire as of that date unless renewed or extended by us in writing.

To accept this offer of facilities, please return one original of this letter and its attachments by the close of business on 12 Jan 2001, signed by the undersigned on all applicable pages. Your acceptance will be effective with payment of 20bp Agency Fee on the portion of the facility provided by HSBC Bank USA.

Yours sincerely,                             Acknowledged by
For HSBC Bank USA                            For Silverline Technologies Inc.

Christopher M S Harrocks                     Ravi Subramanian
Relationship Manager                         Chairman

----------------
There is no signed copy of this commitment letter. The commitment was made and accepted via an email exchange.


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                         Summary of Terms and Conditions
                         -------------------------------


Borrower:      Silverline Technologies Inc.

Amount:        USD30,000,000 of maximum USD 40,000,000 Advised Line of Credit.
               Availability will be subject to the lesser of this Amount or the eligibility under "Line Availability/Collateral Margin". Within the line there is a sublimit of USD2,000,000 for Standby Letters of Credit (SBDC).

               USD1,000,000 weighted cash risk available for USD-denominated interest-rate swap arrangements with maximum initial tenor of fifteen months and maximum combined notional principal of USD40,000,000. Weighted cash risk to be determined by the Bank. All transactions subject to terms and conditions of underlying documentation.

               HSBC Bank USA is to act as Funding Agent and Collateral Agent for the total facility, with agency functions limited exclusively to those detailed in the Agency Agreement executed in connection with this transaction. Outstandings under the Line of Credit will be shared pro rata between all lending banks. Notwithstanding these agency functions, prior funding of pro rata shares in Loan Advances is required by other lending banks to HSBC Bank USA.

Expiry Date:   31Jan2002.

Purpose: To provide lines for the finance of the working capital requirements of the Borrower. Standby Letters of Credit to support the working capital needs and banking facilities of subsidiaries, and for other general corporate purposes.

Other Facilities:

               No other credit facilities are permitted to the Borrower or any majority-owned subsidiaries outside the existing arrangements with HSBC Bank USA, Bank of Baroda and Columbia Savings Bank; up to USD 100,000 of new lease financing with any parties; and/or new arrangements with other HSBC Group offices, without the prior written consent from HSBC Bank USA to the Borrower.

Corporate Guarantees:

               No new Corporate Guarantees are to be granted by the Borrower or any majority-owned subsidiaries without the prior written consent of HSBC Bank USA.

Ownership:     There is to be no material change in Director Shareholdings of the Parent, or the ownership structure of the Borrower and existing majority-owned subsidiaries of the Borrower without prior written notice from the Borrower to the Bank. A material change is a change of more than 25% (No. shares held) from 30Sep2000.

Acquisitions:
               The Borrower is to advise the Bank in writing of any proposed Merger or Acquisition-related transaction relating to the Borrower and/or any majority-owned subsidiaries not later than concurrent with advice to the SEC and/or the investor community, and, in any case, prior to final execution of the subject transaction.
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Operating Accounts:
               All Operating Accounts to be maintained solely with members of the HSBC Group. Existing accounts will be transferred on an orderly basis.

               All Accounts Receivable proceeds of the Borrower and subsidiaries are to be paid into one of the aforementioned Operating Accounts.

Financial Requirements:
               The Borrower must at all times be in compliance with the following:

               1). Maintain at all times a Working Capital of not less than USD15,000,000

                    Working Capital to be defined as Cash & Equivalents plus net Accounts Receivable less Current Liabilities (Subordinated portion of Intercompany Payable excluded from Current Liabilities).

               2). Maintain at all times a Tangible Net Worth of not less than USD20,000,000

                    Tangible Net Worth to be defined as Common Stock plus Paid-in Capital plus Retained Earnings less Goodwill less Advances to Non-Subsidiary Affiliated Companies.

Reporting Requirements:
               The Borrower must provide the Bank with the following:

               1). Fiscal year end audited financial statements separately for the Borrower and Silverline Technologies Ltd (consolidated at Borrower and Parent level separately, and non-consolidated for subsidiary entities of the Borrower), prepared by Deloitte & Touche or another CPA acceptable to the Bank, within 90 days after the respective fiscal year ends.

               2). Six-month reviewed financial statements (consolidated) separately for the Borrower and Silverline Technologies Ltd, prepared by Deloitte & Touche or another CPA acceptable to the Bank, within 90 days after the respective period end.

               3) Quarterly management-prepared financial statements within 30 days of quarter end.

               4). Monthly Borrowing Base Certificate per the attached format. To be supported by full due date and invoice date Accounts Receivable Agings. To be received within 20 days of month end.

               5). Other information the Bank may reasonably request (including backlog position when available).
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Collateral Required:
                    Perfected first position in all Accounts Receivable non-encumbered equipment chattel paper and general intangibles of the Borrower and majority-owned subsidiaries, to be covered by security agreements and appropriate UCC-1 filings. Such position to be subject to Intercreditor Agreement effective between HSBC Bank USA and Bank of Baroda as appropriate.

                    Unlimited Cross Corporate Guarantees of all Silverline Technologies Inc. majority-owned subsidiaries. Adjusted to accommodate legal limitations and withholding and tax considerations where appropriate.

                    Unlimited Corporate Guarantee of Silverline Technologies Ltd., to be provided upon approval of Reserve Bank of India.

                    The Bank must be named additional loss-payee on all Professional Liability and Errors & Omissions insurance policies.


Verification of Collateral:
                    The Bank will conduct two annual audits of the collateral to verify any or all collateral. The Bank reserves the right to conduct additional audits of the collateral to verify any or all collateral as may reasonably be required. The Borrower agrees to furnish all assistance and information and to perform any acts which the Bank may require in connection therewith. The Borrower agrees to pay all costs and expenses incurred by HSBC Bank USA in performing the audit, to a maximum of USD10,000 per any twelve-month period (exc. pre-funding audit).

Line Availability/Collateral Margin:
                    Based on the Borrower's domestic Accounts Receivable

                    Title held by the Borrower, and invoiced party to be located in the US or Canada.

                    Eligibility to be determined, in part, by Accounts Receivables aged less than 90 days past date of invoice (margined at 80%), with further eligibility for Accounts Receivable aged 90 - 120 days past date of invoice and with original invoice payment terms of 90 days (margined at 80%). All Accounts Receivable subject to a perfected security interest and filing under the UCC. The whole of any Account Receivable due from a single debtor will be excluded if 50% or greater of the debtor's total Accounts Receivable balance is more than 120 days past date of invoice.
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Loan Interest: Loan outstandings shall bear interest subject to the standing calculation base of the Bank (Actual Day Month / 360 Day Year) at a per annum rate set by the following grid:

                  0/S less than 40% BB          40% less than 0/S less than 70% BB     70% less than 0/S less than 80% BB
                  ----------------- --          ------------------------------- --     ------------------------------- --
                            P-75 bp                            P-25 bp                                P+25 bp
                           L+2l0 bp                            L+260 bp                               L+3l0 bp

               0/S - Usage under the facility, including SBDC
               BB - eligible borrowing base
               P - HSBC Bank USA Prime Interest Rate*
               L - LIBOR-pegged loan borrowings are subject to minimum amounts of USD500,000 and Multiples of USD100,000 thereafter with minimum 30 day tenor, maximum 90-day tenor. Subject to applicable prepayment penalties.

               Rate to be applied from receipt of Borrowing Base Certificate forward to receipt of next monthly Borrowing Base Certificate. Applicable rate charged on full amount.

               If twelve-month rolling Funded Debt/EBITDA rises above 2.5, a 25bp increase will be levied, tested quarterly and applied from receipt of quarterly financial statements evidencing this ratio until receipt of the next set of quarterly financial statements evidencing a reduction in this ratio to below 2.5.

               *"Prime Rate" shall mean the rate of interest announced by HSBC Bank USA from time to time as the Bank's Prime Rate and as a base rate for calculating interest on certain loans. The Prime Rate is subject to change when and as there occurs an announced rate change.

SBDC Fees:     Issuance:  1/8% per month, subject to the standing minima of the
                          Bank
               Amendment: 1/8% per month, USD50 for any amendments not
                          pertaining to amount or tenor.

Expenses:      All legal fees and other external provider fees to document and execute this transaction are to be undertaken at the Borrower's expense.

Conditions Precedent to Funding:

               1).  Documentation from the Borrower and co-lending bank;

               2). Subordination of Intercompany Payable in a minimum amount of USD10,000,000 to meet the Working Capital condition above;

               3).  Perfection of Security Interest as described above;

               4). HSBC Bank USA named as loss payee on insurance policies covering collateralized assets;

               5). Full information regarding the likely corporate structure and financial performance of the Borrower following completion of the proposed Seranova transaction;

               6). Satisfactory Tax Opinion regarding any potential liability of the Borrower or corporate guarantors arising from the likely structure of the proposed Seranova transaction;

               7).  Satisfactory Bank checkings;

               8). Customer confirmations of invoice details (per Field Examination requirements).

Adverse Change:
               Nothing shall have occurred, and the Bank shall have become aware of no facts or conditions, which the Bank in its reasonable judgment shall determine has, or could reasonably be expected to have, a material adverse effect on the rights or remedies of the Bank, or which has, or could reasonably be expected to have, a materially adverse effect on the business, operations, property, assets, liabilities, condition (financial or otherwise) or prospects of the Borrower.

               The Borrower hereby agrees to immediately notify the Bank as and when such an occurrence, fact or condition becomes known to the Borrower.

Conflicts With Other Instruments:
               In the event of a conflict between the provisions of this Summary of Terms and Conditions, and other instruments executed between the Bank and the Borrower in connection with the facilities outlined herein, the provisions of the other instruments will prevail.